UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: October 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Green Stream Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

201 East 5th Street

Address of Principal Executive Office (Street and Number)

Sheridan, WY 82801

City, State and Zip Code

PART II - RULES 12b25(b) -AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F,11-K, 10-Q, 10-D, N-CEN, N-CSR , or the transition report or portion thereof, could not be filed within the prescribed time period:

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense. The filing of the Report is delayed due to circumstances related to the surge of the coronavirus (“COVID-19”). The COVID-19 pandemic and the steps taken to be safe and the continued fact that persons are falling ill, has impacted the Company and the auditor timing, delaying or slowing down tasks and timing. The Registrant anticipates that it will file the Report any day this week, or no later than Monday, August, 15, 2022.

PART IV – OTHER INFORMATION

(1)              Name and telephone number of person to contact in regard to this notification

James C. DiPrima	(424)	280-4096
(Name)	(Area Code)	(Telephone Number)

(2)              Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)              Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Green Stream Holdings, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf  by the undersigned hereunto duly authorized.

Date: December 15, 2022	By: /s/ James C. DiPrima
Name: James C. DiPrima
Title: Chief Executive Officer

2